Exhibit 99.1

Sanofi-aventis Announces Non-Binding

Offer

to Acquire Genzyme

- $69 Per Share All-Cash Offer Represents Immediate and Certain Value

and a Significant Premium for Genzyme Shareholders -

- Transaction Would Help Genzyme Achieve its Vision of Making a Positive Impact

on the Lives of People with Serious Diseases -

- Transaction Would Enhance sanofi-aventis’ Sustainable Growth Strategy -

Paris, France - August 29, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that it has submitted a non-binding proposal to acquire Genzyme (NASDAQ: GENZ) in an all-cash transaction valued at approximately $18.5 billion.

Under the terms of the proposed acquisition, Genzyme shareholders would receive $69 per Genzyme share in cash, representing a 38% premium over Genzyme’s unaffected share price of $49.86 on July 1, 2010. Sanofi-aventis’ offer also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that sanofi-aventis had made an approach to acquire Genzyme. Based on analyst consensus estimates, the offer represents a multiple of 36 times Genzyme’s 2010 earnings per share and 20 times 2011 earnings per share. Accordingly, the offer price takes into account the upside potential of the anticipated recovery in Genzyme’s performance in 2011. Sanofi-aventis has secured financing for its offer.

The non-binding offer, which was made on July 29, 2010, was reiterated in a letter sent today to Genzyme’s Chairman, President and Chief Executive Officer, Henri A. Termeer, after several unsuccessful attempts to engage Genzyme’s management in discussions. Sanofi-aventis is disclosing the contents of its letter in order to inform Genzyme’s shareholders of the significant shareholder value and compelling strategic fit inherent in a combination of the two companies.

Genzyme is a leading bio-pharmaceutical company based in Cambridge, Massachusetts. Its products address rare diseases, kidney disease, orthopedics, cancer, transplant and immune diseases, and diagnostic testing. Sanofi-aventis’ global reach and significant resources would allow Genzyme to accelerate investment in new treatments, enhance penetration in existing markets and expand further into emerging markets. The combination of both companies would create a global leader in developing and providing novel treatments, giving both companies significant new growth opportunities.

“A combination with Genzyme represents a compelling opportunity for both companies and our respective shareholders and is consistent with our sustainable growth strategy,” said Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “Sanofi-aventis shares Genzyme’s commitment to improving the lives of patients, and our global reach and resources can help the company better navigate

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the issues it faces today. The all-cash offer provides immediate and certain value for Genzyme shareholders at a substantial premium that recognizes the company’s upside potential, while sanofi-aventis shareholders would benefit from the accretion and the attractive growth prospects of this combination. Now is the right time for Genzyme to consider a transaction that maximizes value for its shareholders. Sanofi-aventis believes strongly in this acquisition and its strategic and financial benefits. We remain focused on entering into constructive discussions with Genzyme in order to complete this transaction.”

Sanofi-aventis has a strong track record of successfully acquiring and integrating a diverse range of businesses and has consistently demonstrated its commitment to allow affiliates to focus on their core competencies. Sanofi-aventis intends to make Genzyme its global center for excellence in rare diseases and further increase sanofi-aventis’s presence in the greater Boston area.

At this stage, there can be no assurance that any agreement could be reached between the two companies. Sanofi-aventis is prepared to consider all alternatives to successfully complete this transaction.

Conference Call

Sanofi-aventis will hold a call for investors and analysts on Monday, August 30, 2010 at 8:30 a.m. ET / 2:30 p.m. CET to discuss the proposal. Those wishing to listen and participate should dial one of the following numbers:

France:	+33-(0)1-72-00-13-68
UK:	+44-(0) 203-367-94-53
US:	+1-866-907-59-23

***

Below is the full text of the letter sent today.

August 29, 2010

VIA EMAIL, TELECOPIER AND DHL

Mr. Henri A. Termeer

Chairman, President and Chief Executive Officer

Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02142

USA

Dear Henri

As you are aware, I have been trying to engage with you regarding a potential acquisition for the past few months. As a consequence of your unwillingness even to meet with us, we sent you a detailed, written proposal on July 29, 2010. We believe that this proposal to acquire all of the issued and outstanding shares of Genzyme for $69.00 per share in cash is compelling for Genzyme’s shareholders and represents substantial value for them.

We are disappointed that you rejected our proposal on August 11 without discussing its substance with us. After our repeated requests, you agreed only to let our respective financial advisors hold a meeting of limited scope. Our financial advisors finally met briefly on

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August 24, but the meeting simply served as further confirmation that as throughout you remain unwilling to have constructive discussions. As I have mentioned to you, we are committed to a transaction with Genzyme, and, therefore, we feel we are left with no choice but to take our compelling proposal directly to your shareholders by making its terms public.

Sanofi-Aventis’ fully-financed, all-cash offer to acquire all of the issued and outstanding shares of Genzyme’s common stock for $69.00 per share represents a very significant premium of 38% over Genzyme’s unaffected share price of $49.86 on July 1, 2010. Our offer also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi-Aventis had made an approach to acquire Genzyme. Based on the analysts’ consensus estimates, this represents a multiple of 36 times 2010 EPS and 20 times 2011 EPS, which takes into account the expected recovery of Genzyme’s performance in 2011.

We believe that now is the right time for you and the Genzyme Board to consider a potential transaction that maximizes value for Genzyme’s shareholders. Genzyme has underperformed its peers for a number of years. It continues to face several significant and well-documented challenges that were discussed thoroughly during this year’s proxy campaign, and which Genzyme recently disclosed will take three to four years to resolve. An acquisition by Sanofi-Aventis would not only position Genzyme to overcome these challenges quickly and successfully by applying Sanofi-Aventis’ global resources and expertise to help realize Genzyme’s business strategy, but also deliver near-term compelling value to Genzyme’s shareholders that takes into account the company’s future upside potential.

As I explained in my July 29 letter, the proposed transaction would provide several key benefits to Genzyme, its shareholders, employees and the patients and physicians it serves, including:

•

Achievement of Genzyme’s Vision: Sanofi-Aventis would put its full resources behind Genzyme to invest in developing new treatments, enhance penetration in existing markets and further expand into emerging markets. Genzyme would be able to leverage Sanofi-Aventis’ strong global footprint and its manufacturing expertise in order to address Genzyme’s manufacturing issues.

•

Center of Excellence: Sanofi-Aventis already recognizes the strategic importance of the greater Boston area as evidenced by the establishment of Sanofi-Aventis’ oncology and vaccines research units in Cambridge. Genzyme would become the global center for excellence for Sanofi-Aventis in rare diseases and further increase Sanofi-Aventis’ presence in the greater Boston area.

•

Continuation of Genzyme’s Legacy within Sanofi-Aventis: Genzyme’s rare disease business would be managed as a stand-alone division under the Genzyme brand, with its own R&D, manufacturing and commercial infrastructure, similar to how Sanofi-Aventis has handled other recent transactions. Genzyme’s management and employees would play a key role within Sanofi-Aventis following the acquisition.

•

Fully Financed, All-Cash Premium Offer: The purchase price would be paid in cash, offering immediate, substantial and certain value for Genzyme’s shareholders. Our offer is fully financed and is not subject to a financing contingency.

As I indicated in my July 29 letter to you, in addition to these compelling reasons, we believe there are many others that demonstrate why Sanofi-Aventis is the right partner for Genzyme. Sanofi-Aventis has significant expertise executing and integrating acquisitions, and a strong track record of creating value through those acquisitions by enhancing their

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performance through leveraging Sanofi-Aventis’ capabilities. Sanofi-Aventis has demonstrated that it is a good corporate partner by enabling its affiliates to maintain their distinctive culture and focus on their core strengths. Sanofi-Aventis is strong financially with a market capitalization of approximately $75 billion, annual revenue of approximately $38 billion and annual EBITDA of approximately $16 billion. From Sanofi-Aventis’ perspective, the proposed transaction would provide a new sustainable growth platform.

It is our preference to work together with you and the Genzyme Board to reach a mutually agreeable transaction. As we have consistently stated, we place value on the ability to engage in a constructive dialogue and to conclude a successful outcome that would ensure a timely and smooth integration.

We have engaged and have been working closely with Evercore Partners and J.P. Morgan, as lead financial advisors, and Weil, Gotshal, as legal counsel. As explained in my July 29 letter, we have completed an extensive analysis of Genzyme and have carefully considered the proposed transaction on the basis of publicly available information. We do not believe that there are any regulatory or other impediments to consummation of the proposed transaction. We could complete our confirmatory due diligence and finalize the terms of a transaction in a two-week period.

Sanofi-Aventis is committed to a transaction with Genzyme. Given the substantial value represented by our offer and the other compelling benefits of a transaction, we are confident that Genzyme’s shareholders will support our proposal. We have taken the step of making this letter public, so as to explain directly to your shareholders our proposal, our actions and our commitment. Your continued refusal to enter into constructive discussions will serve only to further delay the ability of your shareholders to receive the substantial value represented by our all-cash offer. We therefore are prepared to consider all alternatives to complete this transaction. Our team and advisors are ready to meet with you and your team immediately to discuss our proposal and to move things forward expeditiously.

Yours sincerely,

Sanofi-Aventis

By:	/s/ Christopher A. Viehbacher
Christopher A. Viehbacher
Chief Executive Officer

cc:	Board of Directors, Genzyme Corporation

***

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Genzyme Corporation (“Genzyme”) has commenced at this time. In connection with the proposed transaction Sanofi-aventis (“Sanofi-aventis”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to shareholders of

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Genzyme. INVESTORS AND SECURITY HOLDERS OF GENZYME ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Sanofi-aventis through the web site maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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